Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Successor		Predecessor		Successor		Predecessor
	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2007		2006		2007		2006
Earnings:
Add:
(Loss) income before income taxes and minority interest	$(4,132)		$19,976		$(4,336)		$55,594
Fixed charges	27,452		11,452		79,789		31,521
Amortization of capitalized interest	3		3		8		8

	23,323		31,431		75,461		87,123

Subtract:
Distributions to minority holders	1,488		794		5,480		3,124

Earnings	$21,835		$30,637		$69,981		$83,999

Fixed Charges:
Interest expense	$24,484		$8,417		$70,711		$22,221
Amortization of deferred financing charges not included in interest expense	—		—		—		230
Portion of rentals deemed to be interest	2,968		3,035		9,078		9,070

	$27,452		$11,452		$79,789		$31,521

Ratio of earnings to fixed charges	0.8	x	2.7	x	0.9	x	2.7	x